UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2008	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:

NEW RELEASE

For Immediate Release

Xyratex Ltd Strengthens Executive Team - Appoints Harold Lehon as Executive Vice President and General Manager of the Storage Infrastructure Division

Havant, United Kingdom, June 9, 2008 – Xyratex Ltd (Nasdaq: XRTX), a leading supplier of enterprise-class data storage subsystems and storage process technology, today announced it has strengthened its executive team with the appointment of industry veteran, Harold Lehon, as executive vice president and general manager for the Storage Infrastructure Division.  In this role, he will lead the company’s Storage Infrastructure Division strategy, specifically in maintaining and expanding the current customer base as well as expanding the division’s reach into other markets.

Lehon brings more than 25 years of relevant industry and executive experience to his new position at Xyratex.  His extensive career includes leadership positions in sales management, supply-chain management, marketing, and business development.  Prior to joining Xyratex, Lehon served as the general manager of a strategic business unit within KLA-Tencor.   Earlier in his career, Lehon held a number of increasingly responsible positions at E.I. DuPont de Nemours and Co., Inc. and DuPont Photomasks, Inc.  He holds a bachelor’s degree in mechanical engineering from Clemson University.

“We are extremely pleased to have someone of Harold’s caliber join our executive team,” said Steve Barber, chief executive officer of Xyratex.  “His general management and business development experience in other industries is perfectly aligned with our current strategy at Xyratex. In addition, he has an extremely customer-focused approach that will greatly benefit our customers and his empowering leadership style will greatly benefit our employees.”

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally.

These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise-class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems, and high-speed communication protocols. Founded in 1994 in a management buy-out from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States, and Southeast Asia. For more information, visit Xyratex’s web site at www.xyratex.com.

Media Contacts:

Xyratex Investor Relations	Xyratex Marketing
Brad Driver	Lisa Hart
Tel:+ 1 (408) 325-7260	Tel:+1 (303) 442-3449
Email: bdriver@us.xyratex.com	Email: lisa_hart@us.xyratex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: June 9, 2008	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer